			Exhibit 12.2
COLONIAL REALTY LIMITED PARTNERSHIP

Ratio of Earnings to Fixed Charges

	Three Months Ended		Six Months Ended
($ in thousands)	June 30,		June 30,
	2012	2011	2012	2011
Earnings:
Pre-tax loss before adjustment for noncontrolling interest in consolidated subsidiaries or income (loss) from equity investees,
extraordinary gain (loss), or gains (losses) on sale of properties	$(5,582)	$(7,172)	$(13,219)	$(19,843)
Amortization of interest capitalized	490	497	987	994
Interest capitalized	(350)	(72)	(535)	(124)
Distributed income of equity investees	185	995	471	2,072
Fixed Charges	25,029	21,984	49,700	44,433
Total Earnings	$19,772	$16,232	$37,404	$27,532

Fixed Charges:
Interest expense	23,277	20,759	46,330	41,998
Interest capitalized	350	72	535	124
Debt costs amortization	1,402	1,153	2,835	2,311
Total Fixed Charges	$25,029	$21,984	$49,700	$44,433

Ratio of Earning to Fixed Charges	(a)	(a)	(a)	(a)

a)
For the three and six months ended June 30, 2012, the aggregate amount of fixed charges exceeded our earnings by approximately $5.3 million and $12.3 million, respectively, which is the amount of additional earnings that would have been required to achieve a ratio of earnings to fixed charges of 1.0x for such period. For the three and six months ended June 30, 2011, the aggregate amount of fixed charges exceeded our earnings by approximately $5.8 million and $16.9 million, respectively. The deficiency of the ratio of earnings to fixed charges for the periods presented is primarily a result of non-cash depreciation and amortization expense.